Exhibit 99.2

Ur-Energy Inc.
(an Exploration Stage Company)
Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

December 31, 2010

(expressed in Canadian dollars)

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The Company is headquartered in Littleton, CO with assets predominantly located in the United States.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2010, 2009 and 2008. Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on March 17, 2011. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008. All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the technical and economic viability of the Lost Creek Project (including the projections contained in the preliminary analysis of economics of the Lost Creek Project); (ii) the Company’s belief that it will have sufficient cash to fund its capital requirements; (iii) receipt of (and related timing of) a U.S. Nuclear Regulatory Commission Source and Byproduct Materials License; Wyoming Department of Environmental Quality Permit and License to Mine; Record of Decision from the U.S. Bureau of Land Management, and all other necessary permits related to the Lost Creek Project; (iv) the Lost Creek Project will advance to production and the production timeline; (v) production rates, timetables and methods of recovery at the Lost Creek Project; (vi) the Company’s procurement and construction plans at the Lost Creek Project; (vii) the ability to complete additional uranium sales agreements, and upon what terms; (viii) the prospect for further development of, and the licensing and permitting process for Lost Soldier; (ix) the potential of new exploration targets on the LC North and LC South properties and on the Lost Creek Project area outside the current Lost Creek resource area; (x) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project, and the leased lands in the Nebraska exploration prospect; and (xi) future exploration and results at the Screech Lake project. The exploration targets at the LC North and LC South properties and on the Lost Creek project area outside the current Lost Creek resource area are conceptual in nature only.  There has been insufficient exploration to define a mineral resource at these new exploration targets.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage corporation; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canada Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex LLC (“NYSE Amex”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a “passive foreign investment company” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a “controlled foreign corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form  40-F (“Annual Information Form”) dated March 17, 2011, which are filed, respectively on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves (“CIM Standards”), adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “mineral resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves,” and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.  U.S. investors are urged to consider closely the disclosure in our disclosure documents which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in the United States and Canada.  The Company is primarily focused on exploration within the geological uranium province centered on Wyoming, USA.  Two of the Company’s Wyoming properties, Lost Creek and Lost Soldier, contain defined resources that the Company expects to advance to production.  Lost Creek is progressing through the regulatory process and is expected to have all necessary licenses and permits in coming months.  Among its other properties in North America, the Company continues to hold its Screech Lake property in the Thelon Basin, Northwest Territories, Canada.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the Canadian Institute of Mining (“CIM”) Definition Standards, the Company has not determined whether the property contains mineral reserves.  However, the Company’s March 16, 2011 NI 43-101 “Preliminary Assessment Lost Creek Property Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, the ability of the Company to obtain the necessary permits to operate the properties and to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as at December 31, 2010 and 2009.

	As at December 31, 2010 $	As at December 31, 2009 $

Total assets	73,990,009	81,702,205
Liabilities	(1,334,398)	(1,550,675)

Net assets	72,655,611	80,151,530

Capital stock and contributed surplus	166,647,205	157,725,036
Deficit	(93,991,594)	(77,573,506)

Shareholders’ equity	72,655,611	80,151,530

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

The following table contains selected financial information for the years ended December 31, 2010, 2009 and 2008 and the cumulative information from inception of the Company on March 22, 2004 to December 31, 2010.

	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $	Year Ended December 31, 2008 $	Cumulative from March 22, 2004 through December 31, 2010 $

Revenue	Nil	Nil	Nil	Nil
Total expenses (1)	(15,238,754)	(17,408,449)	(25,967,711)	(103,526,986)
Interest income	351,995	890,915	2,494,445	7,321,349
Loss from equity investment	(29,432)	(17,855)	Nil	(47,287)
Foreign exchange gain (loss)	(1,558,108)	(3,506,111)	5,656,319	504,020
Other income (loss)	56,211	940,237	(36,638)	959,810
Loss before income taxes	(16,418,088)	(19,101,263)	(17,853,585)	(94,789,094)
Recovery of future income taxes	Nil	368,445	Nil	797,500
Net loss for the period	(16,418,088)	(18,732,818)	(17,853,585)	(93,991,594)

Loss per common share:
Basic and diluted	(0.17)	(0.20)	(0.19)

Cash dividends per common share	Nil	Nil	Nil

(1) Stock based compensation included in total expenses	702,762	950,874	4,567,206	16,415,833

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended

	Dec. 31 2010 $	Sep. 30 2010 $	Jun. 30 2010 $	Mar. 31 2010 $	Dec. 31 2009 $	Sep. 30 2009 $	Jun. 30 2009 $	Mar. 31 2009 $
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,227,656)	(5,225,345)	(2,981,561)	(3,804,192)	(3,419,379)	(5,336,536)	(3,616,032)	(5,036,502)
Interest income	70,302	83,516	92,912	105,265	141,016	130,519	218,637	400,743
Loss from equity investment	(2,401)	(13,635)	(10,770)	(2,626)	(4,365)	(13,490)	Nil	Nil
Foreign exchange gain (loss)	(819,035)	(588,286)	837,178	(987,965)	(1,393,136)	(814,255)	(1,933,051)	634,331
Other income (loss)	60,375	8,586	(12,000)	(750)	(34,878)	1,085,947	(117,332)	6,500
Loss before income taxes	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)	(4,710,742)	(4,947,815)	(5,447,778)	(3,994,928)
Recovery of future income taxes	Nil	Nil	Nil	Nil	(429,055)	797,500	Nil	Nil
Net loss for the period	(3,918,415)	(5,735,164)	(2,074,241)	(4,690,268)	(5,139,797)	(4,150,315)	(5,447,778)	(3,994,928)

Overall Performance and Results of Operations

From inception to December 31, 2010, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $146.9 million.  As at December 31, 2010, the Company held cash and cash equivalents, and short-term investments of $33.8 million.  The Company’s cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling more than 230,000 acres (more than 93,000 hectares).

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. The Lost Creek project was acquired by the Company in 2005.  A royalty on future production of 1.67% is in place with respect to 20 claims at the Lost Creek project.

As confirmed in a March 16, 2011 NI 43-101 Technical Report on Lost Creek, “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming,” (the “2011 Preliminary Assessment”) the reported mineral resources support the economic viability and continued development to mine production of the project.  The 2011 Preliminary Assessment reports on two methods of calculating of mineral resource estimate, performing an economic analysis on the GT-contour method resource estimate which has been determined to be better suited to detailed mine development and planning for the current stage of development at Lost Creek.  Based upon the GT-contour method, the 2011 Preliminary Assessment reports NI 43-101 compliant resources at Lost Creek project are 2.66 million pounds equivalent U3O8 (eU3O8) of Measured Mineral Resources contained in 2.54 million tons, at an average grade of 0.052 percent eU3O8; 2.57 million pounds eU3O8 of Indicated Mineral Resources, contained in 2.20 million tons, at an average grade of 0.060 percent eU3O8; and 0.78 million pounds eU3O8 of Inferred Mineral Resources, contained in 0.77 million tons, at an average grade of 0.051 percent eU3O8.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

The 2011 Preliminary Assessment also includes a calculation of a mineral resource estimate using a modified polygonal method – a methodology typically applied to exploration-level projects, and which was the method chosen for earlier reporting (2005, 2006, 2008) of mineral resources estimates on the Lost Creek project.  The modified polygonal method calculation included in the 2011 Preliminary Assessment reports a mineral resource estimate of 8.44 million pounds, contained in 8.58 million tons, at a grade of 0.049% eU3O8, as an Indicated Mineral Resource, and 2.04 million pounds contained in 2.01 million tons, at a grade of 0.051% eU3O8 as an Inferred Mineral Resources.  An additional 0.53 million pounds, contained in 0.57 million tons at a grade of 0.046% eU3O8 as an Inferred Mineral Resource is reported from numerous ‘outlier’ areas to the deposit, all within the defined project area but outside the main zone of the deposit.  While this resource estimate serves generally to validate the earlier project resource estimates, the Lost Creek project has advanced significantly enough into the development phase of the project (e.g., delineation drilling; wellfield design and planning), that the GT-contour method resource estimate was deemed better suited for use as the resource estimate on which economic analysis would proceed.

The purpose of the 2011 Preliminary Assessment is to evaluate the technical and economic viability of Lost Creek using the scientific and technical information available at the time of writing.  The report demonstrates both the technical and economic viability of the Lost Creek project with the current level of available information on the mineral deposit.

The economic analysis estimates that the project will generate net earnings over the life of the project, before income tax, of US$178.96 million. It is estimated that the Project has an internal rate of return (IRR) of 91 percent and a net present value (NPV) of US$118.1 million applying an eight percent discount rate.  The estimated cost of uranium produced is US$42.65 per pound including all costs, with an estimated operational cost of US$19.66 per pound.  The estimated commencement of construction is in Quarter 1 of 2012.  The 2011 Preliminary Assessment is filed on the Company’s profile on www.sedar.com  and on http://www.sec.gov/edgar.shtml.

Prior to the completion and filing of the 2011 Preliminary Assessment, an amendment to the 2008 Lyntek Preliminary Assessment was filed February 25, 2011 on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml: Amended NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (April 2, 2008, amended February 25, 2011)(Independent Qualified Persons C. Stewart Wallis, P.Geo., John I. Kyle, P.E., and Douglas K. Maxwell, P.E.)).  The 2008 Lyntek Preliminary Assessment was released in amended form following a review of the Preliminary Assessment by the Ontario Securities Commission, which required the correction of certain deficiencies under the National Instrument. The amended report included analysis and recalculation of the mineral resources of the project, with the inclusion of certain drill data generated from the project from June 2006 - March 2008 that was not previously included in the report.  The 2008 Lyntek Preliminary Assessment now has been superseded by the 2011 Preliminary Assessment.

In March 2011, the Company announced that it has entered into its first uranium sales agreement relates to production from Lost Creek.  The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Lost Creek Regulatory

Ur-Energy continues to focus its efforts on the regulatory processes necessary to obtain all required authorizations to mine uranium by in situ recovery methods at the Lost Creek project.  The required authorizations include permits and/or licenses from the U.S. Nuclear Regulatory Commission (“NRC”), the U.S. Bureau of Land Management (“BLM”), and the Wyoming Department of Environmental Quality (“WDEQ”).

On January 11, 2011, the NRC issued the draft NRC Source and Byproduct Materials License (“NRC License”) for the Lost Creek project.  The Corporation continues to advance matters to obtain the final NRC License, which will comprise the license itself and the two required reports:  the Safety Evaluation Report (“SER”) and the site-specific Supplemental Environmental Impact Statement (“SEIS”) for the project.  The NRC has finalized the SER, although it will not be issued until the Final Supplemental Environmental Impact Statement (“FSEIS”) and NRC License are issued.

The BLM is preparing the environmental review required before approving the Lost Creek Plan of Operations that was submitted to the BLM in November 2009.  A third party contractor has been assigned to draft the environmental review documents.  On February 11, 2011, the BLM issued a Notice of Intent (“NOI”) for the Lost Creek Plan of Operations.  The NOI commences the scoping process related to the BLM’s Environmental Impact Statement (“EIS”) for the Lost Creek project’s Plan of Operations.  The BLM states in the NOI that it “may decide it is appropriate to incorporate by reference into its own EIS all or part of the [NRC’s FSEIS] once it is complete.”

In November 2010, the Corporation submitted to the U.S. Environmental Protection Agency (“EPA”) an application for a permit to construct two holding ponds at Lost Creek.  The EPA has responded seeking additional information for the permit.  Earlier, in May 2010, the Wyoming State Engineer’s Office issued its approval for the construction and operation of the two holding ponds at the Lost Creek site.

The permitting process with the WDEQ Land Quality Division (“WDEQ-LQD”) for the Permit to Mine is nearing completion.  The WDEQ-LQD has completed its technical review, and is moving toward issuance of the permit. The approval for the first mine unit will be a part of the WDEQ Permit when it is issued.  Current expectations are that the Permit to Mine will be issued conditioned upon the BLM’s completion of its environmental review and approval of the Lost Creek Plan of Operations.

The WDEQ-Air Quality Division issued the Lost Creek Air Quality Permit in January 2010.  In May 2010, WDEQ-Water Quality Division (“WDEQ-WQD”) issued the final Class I Underground Injection Control Permit to drill, complete and operate up to five Class I injection wells at Lost Creek to meet the anticipated disposal requirements for the life of the Lost Creek project.

The Wyoming Game and Fish Department (“WGFD”) approved the Wildlife Management Plan submitted by the Company, including a determination that the Wildlife Management Plan meets all of the protection measures for the Greater Sage Grouse species.  WGFD has forwarded its required approval to the WDEQ-LQD for incorporation into the Permit to Mine.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Lost Creek Development Program – Drilling, Planning and Procurement

In addition to the historic drill data (approximately 563 holes) it owns with regard to Lost Creek, Ur-Energy has completed 1,096 drill holes totaling approximately 728,757 feet (222,125 meters) on the Lost Creek Project.  The Company has completed necessary delineation drilling for the planning of the first mine unit in 2008, and for the second mine unit during the 2009-2010 drill program.

In 2008, 459 holes were drilled totaling approximately 303,040 feet (92,368 meters), which included delineation, exploration and monitor well drilling.  The drilling for the design and mine planning of Mine Unit #1 was completed as a part of that year’s drill program.  In addition, a deep test well was drilled in 2008 (9,997 feet (3,047 meters)), which provided the detailed data, including formation stratigraphy, reservoir extent and properties, water quality and assessment of well injection rates, for the application for the WDEQ-WQD Class I UIC permit.  The Corporation submitted the application in June 2009; the Class I UIC permit was issued in May 2010.

The Company continued its development program at the Lost Creek Project with its 2009-1Q2010 drill program:  298 holes of delineation and monitor well drilling (approximately 213,040 feet (64,935 meters)) were drilled to obtain geologic data necessary for mine planning within the HJ horizon for Mine Unit #2.  A secondary objective of that program was to continue to collect data from the underlying mineralized horizons (KM and N) for future production planning.  The program also included the drilling and installation of monitoring wells to obtain and monitor water quality and hydrologic data for the purpose of permitting an additional mineralized horizon underlying the HJ horizon presently being permitted.  The Company also completed mechanical integrity testing of installed baseline and monitoring wells and the installation of submersible pump equipment to facilitate ongoing water sampling requirements.

Much of the 2010 drill program was conducted to advance the permitting processes.  A total of 39,061 feet (11,906 meters) of drilling accomplished the following: 45 drill holes to complete delineation of resources within the KM horizon beneath Mine Unit #1; improvements to 19 monitoring wells at the request of the WDEQ; installation of two new monitoring wells.  Additionally, six wide-spaced exploration holes were drilled to test deeper horizons.

Mine Unit #1 is currently being permitted to recover uranium only within the HJ stratigraphic horizon, a unit that starts at a depth of approximately 325 feet (99 meters).  Resources within the underlying KM stratigraphic horizon, with the top of the horizon at about 475 feet (145 meters), will be permitted and mined as a separate future mine unit.  Because some resources within the KM horizon underlie Mine Unit # 1 they required delineation before mining Mine Unit #1.  Mineral intercepts averaged 14.1 feet (4.3 m) of 0.049% eU3O8.  Leach tests completed on samples from the KM region yielded favorable results consistent with those of the HJ horizon.  The Corporation anticipates submitting an application for amendment of its licenses and permits, when received, to allow for mineral recovery from the underlying KM horizon at Lost Creek.

In addition to the improvements to existing monitoring wells, the 2010 drilling included installation of two new observation monitor wells.  This concludes the pre-mining installation of regional and Mine Unit #1 monitoring wells that will be used for operational monitoring.  There are now a total of 156 installed monitoring and baseline wells within the Lost Creek permit area.  Additionally, six wide-spaced exploration holes were drilled to test deeper horizons.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

During 2010, the Company advanced detailed electrical, process and fire system design through its contractor TREC, Inc.  Vendors for all major equipment remaining to be ordered, as well as respective lead times, have been identified with final bids to be delivered following receipt of required licenses and permits.  The focus on instrumentation programming has been brought in-house to better utilize the expertise of the Company’s professional staff.

Company Projects Adjoining the Lost Creek Project

The Company currently controls 1,753 unpatented mining claims and two State of Wyoming uranium leases for a total of almost 34,000 mineral acres including the Lost Creek permit area, LC North, LC South, EN and Toby project areas.  Ur-Energy has completed in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Company.  The studies identified multiple exploration targets for which management recommends further exploration and drilling.  The studies resulted in the observation of similarities of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.  The Company conducted an initial exploration drilling program at LC South in 2010 which defined numerous individual reduction-oxidation (redox) systems occurring within several stratigraphic horizons.  The drill program included 159 drill holes, totaling 101,270 feet (30,867 meters), and identified deep alteration and uranium mineralization which demonstrates potential for several additional mineralized roll fronts in deeper horizons within the property.  Analysis of the drill results is ongoing.   It is estimated that as many as 2,000 to 3,000 drill holes will be required over the course of several years to fully evaluate the various new exploration targets in LC South, as well as LC North and certain areas within the Lost Creek permit area.

Lost Soldier Project – Great Divide Basin, Wyoming

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek Project.  The property has over 3,700 historic drill holes defining 14 mineralized sandstone units.  NI 43-101 compliant resources for Lost Soldier (Technical Report – Lost Soldier July 2006, by C. Stewart Wallis) are 5.0 million pounds of U3O8 at 0.064% as a Measured Mineral Resource, 7.2 million pounds of U3O8 at 0.065% as an Indicated Mineral Resource and 1.8 million pounds of U3O8 at 0.055% as an Inferred Mineral Resource.  The NI 43-101 report is filed on the Corporation’s profile on www.sedar.com  and on http://www.sec.gov/edgar.shtml.  The Corporation maintains 143 lode mining claims at Lost Soldier, totaling approximately 2,710 mineral acres.  A royalty of one per cent, which arises from a data purchase, is in place with respect to future production on certain claims within the project.

Ur-Energy continues to anticipate regulatory applications for Lost Soldier will be made after the Corporation obtains the Lost Creek Project licenses and permit to mine, and as corporate priorities are determined for the exploration and development of the Lost Creek adjoining properties.

Company Ventures: Hauber Project LLC and The Bootheel Project, LLC

As a part of its 2010 obligations under the Hauber Project venture agreement, NCA Nuclear Inc. (subsidiary of Bayswater Uranium Corporation) obtained necessary regulatory approval and drilled two drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization in selected mineralized zones.  Analysis of the drilling results is ongoing.  Hauber Project maintains properties within the Black Hills Uplift in Crook County, Wyoming, comprising 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  In January 2010, NCA Nuclear completed an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of eU3O8 (Indicated Mineral Resources) in 423,000 tons at an average grade of 0.17% eU3O8.   Bayswater has filed the NI 43-101 report on www.sedar.com.  NCA Nuclear Inc. can earn a 75% interest in the Hauber Project by completing its US$1 million earn-in commitment.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Crosshair Exploration & Mining (“Crosshair”) continues to advance The Bootheel Project working with a contractor, AATA International, completing wildlife surveys and other baseline monitoring.  Crosshair conducted its first meetings with the NRC in August 2010.  The 2011 program and budget for the Project are currently pending before the Management Committee of the Project.

The Project’s properties within the Shirley Basin, Wyoming cover total defined areas of approximately 8,524 gross, and 7,895 net, mineral acres.  Ur-Energy has a 25% interest in this project.  In 2009, Crosshair released an independent NI 43-101 resource estimate on the Bootheel property, which reports the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 (Indicated Mineral Resource) in 1.4 million short tons, at a grade of 0.038% U3O8, and an Inferred Mineral Resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8.   This NI 43-101 report was filed by Crosshair on www.sedar.com.

Additional Exploration Activities and Company Databases

In January 2011, the Corporation announced the expansion of its U.S. exploration activities into western Nebraska.  The Corporation has leased approximately 35,000 acres (14,164 hectares) (not contiguous) for initial exploration to test new concepts in a geologic environment that is favorable for the discovery of uranium deposits.  Over the past three years, an in-house team of senior geologists has conducted a detailed study mapping the subsurface geology and host formations. The study area covers eleven counties in western Nebraska and is based on data obtained primarily from the records of several thousand oil and gas well logs. The objective of the study was to identify potential uranium bearing paleo-channels in sandstone formations; these may contain deposits similar in nature to Cameco Resources’ (TSX: COO) Crow Butte deposit in Dawes County, Nebraska.  The Ur-Energy land position was chosen in areas with similar geologic characteristics to the Crow Butte deposit. The Crow Butte deposit is presently being mined by in-situ recovery (ISR) methods. The Corporation’s exploration staff is planning for continued exploration of the leased lands.

Throughout 2010, the Corporation conducted various field exploration programs in the United States, and expects to continue such exploration work in 2011.  Evaluation of the Corporation’s historic exploration databases continues, in an effort to realize additional value from the databases.  The exploration databases contain data on lands controlled by the Corporation, as well as data related to lands controlled by third parties.

Year ended December 31, 2010 Compared to Year Ended December 31, 2009

The following tables summarize the results of operations for the years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010	2009	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(4,883,212)	(5,430,480)	547,268	-10%
Exploration and evaluation expense	(4,716,218)	(4,944,227)	228,009	-5%
Development expense	(5,258,072)	(6,931,303)	1,673,231	-24%
Write-off of mineral properties	(381,252)	(102,439)	(278,813)	272%
Net loss from operations	(15,238,754)	(17,408,449)	2,169,695	-12%
Interest income	351,995	890,915	(538,920)	-60%
Loss from equity investment	(29,432)	(17,855)	(11,577)	65%
Foreign exchange gain (loss)	(1,558,108)	(3,506,111)	1,948,003	-56%
Other income (loss)	56,211	940,237	(884,026)	-94%
Loss before income taxes	(16,418,088)	(19,101,263)	2,683,175	-14%
Recovery of future income taxes	Nil	368,445	(368,445)	NA
Net loss for the period	(16,418,088)	(18,732,818)	2,314,730	-12%

Loss per share – basic and diluted	(0.17)	(0.20)	0.03	-15%

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Expenses

Total expenses for the year ended December 31, 2010 were $15.2 million, which includes G&A expense, exploration and evaluation expense and development expenses.  These expenses decreased by $2.2 million from a total of $17.4 million for the year 2009.  This decrease was driven in large part by the cost of a deep test well which was completed in 2009.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel and facility costs.  Expenses declined $0.5 million for the year.  Approximately $0.2 million related to a change in approach to investor relations and a consolidation of those duties with other positions.  Our external legal costs decreased approximately $0.1 million for the year.  In addition, we experienced declines in consulting and payroll costs as a part of the overall decline in G&A expenses.

Exploration and evaluation expenses declined $0.2 million for the year 2010 compared to 2009.  During the year ended December 31, 2009, the Company conducted an exploration program at Screech Lake at a cost of approximately $0.8 million.  These 2009 costs were partially offset by the 2010 drilling program at LC South which incurred $1.1 million in expenses during the year ended December 31, 2010. During 2009, the Company began classifying Lost Creek costs as development costs which resulted in $0.2 million reflected in Lost Creek evaluation expenses in 2009 with no comparable expenses in 2010.  During the year ended December 31, 2009, the Company also spent $0.1 million on evaluations of several external business opportunities. Exploration and evaluation payroll declined $0.4 million in the year ended December 31, 2010 compared to 2009 due to allocations to other projects and the direct assignment of some employees to the Lost Creek project.  Depreciation expense declined $0.1 million for the year, partially due to a reassignment of fixed assets to the Lost Creek project.

Development expense relates entirely to the Company’s Lost Creek property.  Overall expenses declined during the year 2010 by $1.7 million compared to 2009.  The main reason for the decline was that 2009 costs included drilling and piping costs in excess of $1.2 million related to the completion of a deep test well. This was also a  reduction in non-related drilling costs of $0.8 million for the year compared to comparable periods in 2009.  These are offset by additional permitting costs of $0.6 million in 2010 compared to 2009.

During the year 2010, the Company wrote off its investment in mineral costs related to the Kaycee property reflecting a $0.4 million expense.  During the year 2009, the Company wrote off the Eyeberry and Muggins Mountain mineral properties reflecting a $0.1 million expense.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Other income and expenses

The Company’s cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The $0.5 million decrease in interest income was driven by lower average cash resources and lower average interest rates in 2010 as compared to those in 2009.

The net foreign exchange losses for the year ended December 30, 2010 and 2009 were primarily due to cash resources held in U.S. dollar accounts, which fluctuate relative to the Canadian dollar.  In 2009, the Canadian dollar strengthened during the year at a greater rate than in 2010 resulting in larger losses in that year.  The change in the spot rate for 2009 was 0.1734 C$ to US$ or 14% compared to 2010 which declined 0.0492 or 4.68%.

During the year ended December 31, 2009, the Company sold a data base and related documents for $1.0 million resulting in a gain of $1.1 million during 2009.

Income taxes

During 2008, the Company raised $2,750,000 through the sale of common shares covered by a flow-through election. This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year. The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and passes them through to the purchasers of the common shares. During 2009, the Company filed the renouncement with the taxing authorities and completed the expenditure of the funds raised in 2008. As a result, the Company recognized a future tax liability in 2009 for the tax benefit that was renounced, while reducing capital stock by the same amount.  The Company then offset this liability with deferred tax assets which were otherwise subject to the valuation allowance.  This resulted in the recognition of the recovery of future income taxes.

In 2010, 2009 and 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that with the exception of the elimination of the tax liability discussed above, it is  more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2010 were $0.17 (2009 – $0.20).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table summarizes the results of operations for the years ended December 31, 2009 and 2008.

	Year Ended December 31,
	2009	2008	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(5,430,480)	(6,904,564)	1,474,084	-21%
Exploration and evaluation expense	(4,944,227)	(9,922,798)	4,978,571	-50%
Development expense	(6,931,303)	(8,854,536)	1,923,233	-22%
Write-off of mineral properties	(102,439)	(285,813)	183,374	-64%
Net loss from operations	(17,408,449)	(25,967,711)	8,559,262	-33%
Interest income	890,915	2,494,445	(1,603,530)	-64%
Loss from equity investment	(17,855)	Nil	(17,855)	NA
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(9,162,430)	-162%
Other income (loss)	940,237	(36,638)	976,875	-2666%
Loss before income taxes	(19,101,263)	(17,853,585)	(1,247,678)	7%
Recovery of future income taxes	368,445	Nil	368,445	NA
Net loss for the period	(18,732,818)	(17,853,585)	(879,233)	5%

Loss per share – basic and diluted	(0.20)	(0.19)	(0.01)	5%

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Expenses

Total expenses for the year 2009 were $17.4 million which include G&A expense, exploration and evaluation expense, development expense and write-off of mineral property costs. These expenses decreased by $8.6 million from a 2008 total of $26.0 million. This decrease was driven in large part by the decrease in stock compensation expense of $3.6 million. The decrease in stock option expense is a result of lower ongoing expense due to a decrease in the weighted-average option price and the voluntary return to the Company by option holders of options with an exercise price of $4.75 or higher in the third quarter of 2008. Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date out of which $0.9 million was recorded in G&A expense and $1.3 million was recorded in exploration and evaluation expense.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions. The primary reason for the decrease in these expenses in 2009 was lower stock compensation expense, which decreased $1.5 million during the year due in part to the 2008 cancellation discussed above. Excluding stock compensation expense, G&A expense remained constant for the year.

The primary reason for the decrease in exploration and evaluation expense was the transition of the Company’s Lost Creek property from the evaluation stage to the development stage in the second quarter of 2008. This transition happens when sufficient evidence of mineral resources has been identified to justify the development of the property for mining activities and filing the applications for the mining permits. As a result, direct project evaluation expenditures decreased $1.6 million during the year. Exploration costs in Canada decreased $1.1 million as a result of a larger exploration program at the Company’s Bugs project in Nunavut in 2008 compared to the program conducted at Screech Lake in 2009. Stock compensation expense charged to exploration and evaluation declined $1.4 million in the year.

Development expense relates entirely to the Company’s Lost Creek property, which entered the development stage in the second quarter of 2008. Total costs were lower by $1.9 million for the year compared with 2008. The primary changes in development costs for the year were reductions in costs related to the deep test well for ground water sampling in support of the application for Class I UIC permit of $2.2 million, decreases in drilling costs of $0.9 million, decrease in stock compensation of $0.3 million and decreases in logging costs of $0.2 million. These were offset by increases in labor of $0.6 million and permitting of $1.2 million for the year. Combined expenditures for mineral development activities (including exploration, evaluation and development) decreased by $6.9 million for the year ended December 31, 2009, when compared to the comparable period in 2008.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

During 2009, the Company wrote off $38,878 in mineral property costs associated with the Muggins Mountain claims in Yuma County, Arizona and $63,561 of Eyeberry property costs in Canada. In 2008, the Company wrote off $0.3 million of mineral property costs related to the Harding and Fall River projects in South Dakota.

Other income and expenses

The Company’s cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2009 as compared to those in 2008.

During the year ended December 31, 2009, the Company sold its database of geologic information related to its Moorcroft project in Wyoming for US$1.0 million. The gain of $1.1 million on this sale is reported in Other Income for 2009.

The net foreign exchange loss for the year ended December 31, 2009 arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar weakened relative to the Canadian dollar during the period.  During 2008, the U.S. dollar strengthened relative to the Canadian dollar creating a substantial gain for the year.

Income taxes

During 2008, the Company raised $2,750,000 through the sale of common shares covered by a flow-through election. This election requires that all capital raised under this election be used for exploration and evaluation of Canadian mineral interests prior to the end of the following calendar year. The Company then files a document with Revenue Canada renouncing its right to claim those expenditures for income tax purposes and passes them through to the purchasers of the common shares. During 2009, the Company filed the renouncement with the taxing authorities and completed the expenditure of the funds raised in 2008. As a result, the Company recognized a future tax liability in 2009 for the tax benefit that was renounced, while reducing capital stock by the same amount.  The Company then offset this liability with deferred tax assets which were otherwise subject to the valuation allowance.  This resulted in the recognition of the recovery of future income taxes.

In 2010, 2009 and 2008, the Company recorded operating losses in both Canada and the United States.  Management has concluded that with the exception of the elimination of the tax liability discussed above, it is  more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Loss per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2009 were $0.20 (2008 – $0.19). The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 30, 2010, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $33.8 million, a decrease of $9.6 million from the December 31, 2009 balance of $43.4 million.  The Company’s cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the year ended December 31, 2010, the Company used $13.5 million of its cash resources to fund operating activities and $2.9 million for investing activities (excluding short term investment transactions).  During the year ended December 31, 2010, the Company generated $8.2 million through financing activities.  The remaining $1.3 million decrease in cash for the year related to the effects of foreign exchange rate changes on cash resources.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $13.5 million of cash resources during the year ended December 31, 2010 as compared to $17.0 million for 2009.  This is the result of several items including an overall reduction in cash expenses for the periods as discussed above and less cash being required to pay liabilities recorded at December 31, 2009 compared to the amount accrued at December 31, 2008 as reflected in the results of operations ($0.8 million difference).  The Company received less interest income in 2010 due to lower average cash resource balances and lower interest rates.

During the year ended December 31, 2010, the Company invested cash resources of $2.9 million in mineral properties, bonding deposits, capital assets and pre-construction activities related to plant design and equipment purchases at Lost Creek.  The Company increased their bonding deposits by $1.1 million during the year.  Capital expenditures including mineral property acquisition costs and construction related deposits on the Lost Creek facility totaled $1.8.

During the year ended December 30, 2010, the Company raised $5.0 million through a private placement of capital stock.  The Company incurred $0.3 million in costs related to the placement for registration fees, legal expenses and placement agent commissions.  In addition, the Company raised $3.5 million through the exercise of stock options.

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company’s outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

The Company has a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit secured by a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

The Corporation announced on February 7, 2011 that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 10,000,000 Common Shares of the Corporation at a price of $3.00 per Common Share for gross proceeds of $30,000,000 (the “Offering”). Closing of the Offering was delayed while the Company updated its continuous disclosure filings, including the preparation of an updated NI 43-101 Technical Report.  Due to the delay, the prospectus for the Offering was withdrawn by the Corporation on March 11, 2011.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at December 31, 2010 and December 31, 2009 is as follows:

	December 31, 2010	December 31, 2009	Change

Common shares	101,998,012	93,940,568	8,057,444
Warrants	100,000	—	100,000
Stock options	5,665,568	8,361,452	(2,695,884)

Fully diluted shares outstanding	107,763,580	102,302,020	5,461,560

As of March 17, 2011, the Company had 103,437,680 common shares, 100,000 warrants, 5,665,388 stock options and 345,560 restricted stock units outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As at December 31, 2010 $	As at December 31, 2009 $

Cash on deposit at banks	265,168	308,918
Guaranteed investment certificates	287,500	287,500
Money market funds	28,166,147	25,564,505
Certificates of deposit	—	6,296,400

	28,718,815	32,457,323

The Company’s short term investments are composed of:

	As at December 31, 2010 $	As at December 31, 2009 $

Guaranteed investment certificates	5,122,289	2,342,637
Certificates of deposit	—	8,589,464

	5,122,289	10,932,101

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  These assets consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits.  They bear interest at annual rates ranging from 0.45% to 1.64% and mature at various dates up to December 5, 2011.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $6.7 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $3.5 million is guaranteed by a Canadian provincial government; leaving approximately $27.6 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  The Company does not consider any of its financial assets to be impaired as of December 31, 2010.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund its exploration and development projects and operating costs.

As at December 31, 2010 the Company’s liabilities consisted of accounts payable and accrued liabilities of $1.3 million, all of which are due within normal trade terms.  Trade accounts payable are generally due within 30 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and maintaining a significant portion of its cash equivalents and short-term investments in U.S. dollars and as well as holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company makes expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2010, the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$29.4 million and had accounts payable of US$0.8 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at December 31, 2010. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $2.9 million impact on net loss for the year ended December 31, 2010.  This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.4 million impact on net loss for the year ended December 30, 2010.  The Company’s average interest rate for 2010 was 0.84% which is less than 100 basis points.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During the years ended December 31, 2010 and 2009, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

As of December 31, 2010, the spot term price of uranium was approximately US$62.  This is significantly improved from US$45 as of December 31, 2009.  Management reviewed the cash flow projections for properties which have published NI 41-303 reports and verified that the projected cash flows indicate no impairment is required. Management also did not identify any other impairment indicators for any of the Company’s mineral properties during the year ended December 31, 2010.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, restricted share units, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards / U.S. GAAP

In addition to the rules of the Ontario Securities Commission, the Company is subject to the reporting requirements of the United States Securities and Exchange Commission (“SEC”).  Under those SEC rules, companies are allowed to submit their financial statements using a foreign GAAP (Canadian GAAP for Ur-Energy) or International Financial Reporting Standards (“IFRS”) as long as they are considered a foreign private issuer (“FPI”).  For Ur-Energy, the primary criterion to maintain its FPI status is the ownership of the majority of the Company’s stock by non-United States investors.  This is verified with the transfer agency during the second quarter of each year.  If the Company loses its FPI status, it will have to file its statements with the SEC using U.S. GAAP.  As of January 1, 2011, Canadian GAAP may no longer be used by Canadian public companies and is being replaced with IFRS.

Management believes that it is likely that the Company will lose its FPI status at some point in the next few years, potentially as soon as 2011.  Canadian public companies that are listed in the United States are permitted to prepare their financial statements in accordance with U.S. GAAP and do not have to reconcile back to IFRS.  Since the loss of FPI status would necessitate a change to U.S. GAAP, management has concluded that it will adopt U.S. GAAP rather than IFRS effective January 1, 2011.  Consequently, the Company has discontinued its IFRS conversion project.  The Company will therefore no longer report on the status of changing its accounting to IFRS as required under Canadian securities guidance.

Material differences between Canadian GAAP and U.S. GAAP to date are reported in note 15 to the Company’s annual audited financial statements as filed on www.sedar.com and http://www.sec.gov/edgar.shtml. To date, the only material differences between the Company’s Canadian GAAP financial statements and U.S. GAAP have been:

a) The interest savings from the early extinguishment of our debt obligation on acquiring the Lost Creek and Lost Soldier properties. Under Canadian GAAP, the interest saving was recorded as a reduction in the carrying value of the mineral properties. Under U.S. GAAP, the accrued but unpaid interest was recorded as a gain and included in income.

b) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, we recorded the full amount of the proceeds received on issuance as capital stock in the balance sheet.  Upon renouncing the income tax deductions, capital stock balance was reduced by the amount of the future income tax liability. This has resulted in the recognition of recoveries of future income taxes due to the reduction in our valuation allowance to offset the recorded liability.  For U.S. GAAP, the proceeds on issuance of these shares were allocated between the offering of the shares and the sale of the tax benefit. The premium paid by the investor in excess of the fair value of non flow-through shares (determined by the exchange price at the close of day on the day before the issuance) was recognized as a liability at the time the shares were issued and the fair value of non flow-through shares (shares issued at the exchange price) recorded as capital stock. Upon renouncing the income tax deductions, the premium liability was re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized was recorded as an income tax expense or benefit.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system’s objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated March 17, 2011 which are filed respectively on SEDAR at www.sedar.com  and on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/edgar.shtml.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/edgar.shtml.

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters:	Canadian Exploration Office:
10758 West Centennial Road, Suite 200	341 Main Street North, Suite 206
Littleton (Denver), Colorado 80127	Brampton, Ontario L6X 3C7
Phone: 720- 981-4588	Phone: 905- 456-5436

Wyoming Operations Office:	Registered Canadian Office:
5880 Enterprise Drive, Suite 200	55 Metcalfe Street, Suite 1300
Casper, Wyoming 82609	Attn: Virginia K. Schweitzer
Phone: 307- 265-2373	Ottawa, Ontario K1P 6L5
Phone: 613-236-3882

Ur-Energy Inc.
(an Exploration Stage Company)
Management’s Discussion and Analysis
For the Year Ended December 31, 2010

(Information as at March 17, 2011 unless otherwise noted)

Website
www.ur-energy.com

Trading Symbols
TSX: URE
NYSE Amex: URG

Independent Auditors
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Computershare Investor Services Inc., Toronto
Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO